EXHIBIT 99.10:
                                 --------------

                         OPINION AND CONSENT OF COUNSEL.

                                                     December 17, 1997



Undiscovered Managers Funds
Plaza of the Americas
700 North Pearl Street
Dallas, Texas 75201

Ladies and Gentlemen:

         You have informed us that you propose to register under the Securities Act of 1933, as amended (the "Act"), and offer and sell from time to time shares of beneficial interest, without par value ("Shares"), of each of your Undiscovered Managers All Cap Value Fund series, Undiscovered Managers Behavioral Growth Fund series, Undiscovered Managers Core Equity Fund series, Undiscovered Managers Hidden Value Fund series, Undiscovered Managers REIT Fund series, Undiscovered Managers Small Cap Value Fund series and Undiscovered Managers Special Small Cap Fund series (each such series, a "Series").

         We are familiar with the action taken by the Trustees of Undiscovered Managers Funds (the "Trust") to authorize the issue and sale to the public from time to time of authorized and unissued Shares. We have examined the records of action by the Trust's Trustees, its By-Laws and its Amended and Restated Agreement and Declaration of Trust. We have examined such other documents as we have deemed necessary for the purpose of this opinion.

         Based on the foregoing, we are of the opinion that:

         1. The beneficial interest of each Series is divided into an unlimited number of Shares.

         2. The issue and sale of the authorized but unissued Shares of each Series has been duly authorized under Massachusetts law. Upon the original issue and sale of any of such authorized but unissued Shares and upon receipt by the Trust of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued will be validly issued, fully paid and nonassessable by the Trust.

Undiscovered Managers Funds                                   December 17, 1997


         The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking entered into or executed on behalf of the Trust by its Trustees or Officers. The Declaration of Trust provides for indemnification out of the property of the particular series for all loss and expense of any shareholder held personally liable solely by reason of his being or having been a shareholder of that series. Thus, the risk of a shareholder incurring financial loss on account of being a shareholder of a series is limited to circumstances in which such series would be unable to meet its obligations.

         We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-lA (File No. 333- 37711) relating to such offering and sale.

                                                     Very truly yours,



                                                     Ropes & Gray



                                       -2-